UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

140 Paya Lebar Road #07-02
AZ @ Paya Lebar, Singapore 409015

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On April 9, 2025, iOThree Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Eddid Securities USA Inc., as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of an aggregate of 2,100,000 ordinary shares (the “Shares”), par value $0.00625 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share (the “Offering Price”), of which 1,650,000 Ordinary Shares were offered by the Company and 450,000 Ordinary Shares were offered by certain selling shareholders of the Company listed in the Underwriting Agreement (the “Selling Shareholders”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company and the Selling Shareholders agreed to sell the Shares to the Representative at a purchase price of $3.72 (93% of the Offering Price). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 247,500 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Ordinary Shares sold by the Company in the Offering, less underwriting discounts and a non-accountable expense allowance.

The Shares commenced trading on the Nasdaq Capital Market under the symbol “IOTR” on April 10, 2025. The closing of the Offering took place on April 11, 2025. The aggregate gross proceeds from the Offering were $8,400,000, before deducting underwriting discounts and other related expenses, including $6,600,000 received by the Company and $1,800,000 received by the Selling Shareholders.

In addition to the underwriting discounts listed above, we also issued, upon closing of this offering, 147,000 warrants to the Representative, or its designees, exercisable at any time and from time to time, in whole or in part, from April 11, 2025 to April 11, 2030, entitling the Representative to purchase 7% of the total number of Ordinary Shares sold by us and the Selling Shareholders in this Offering at a per share price equal to 125% of the initial public offering price, or $5.00 per share (the “Representative’s Warrants”).

The Shares were offered and sold and the Representative’s Warrants were issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-276674), initially filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2024, declared effective by the Commission on December 31, 2024, as further amended by post-effective amendments which were declared effective by the Commission on March 31, 2025 (the “Registration Statement”), and the final prospectus filed with the Commission on April 10, 2025 pursuant to Rule 424(b)(4) of the Securities Act. The Shares, Representative’s Warrants and the Ordinary Shares underlying the Representative’s Warrants were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering for: (i) solution development to expand and enhance our current solution offerings for JARVISS; (ii ) obtaining class approval from major maritime organization for our range of digital applications; (iii ) marketing and branding, including expanding commercial sales team with dedicated marketing staff, and investing in marketing and promotional activities to further expand our customer base and strengthen our brand; and (iv) working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties, and termination provisions. The representations, warranties, and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

All of the Company’s directors and officers have agreed, except for the 2,037,500 Ordinary Shares being offered for resale by All Wealthy International Limited, a company owned by the Company’s Chairman and Chief Executive Officer, Mr. Eng Chye Koh, pursuant to the resale prospectus filed with the Commission on April 10, 2025 pursuant to Rule 424(b)(3) of the Securities Act, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days from April 9, 2025, without the prior written consent of the Representative.

The Underwriting Agreement and the Representative’s Warrants issued to the Representative are filed as Exhibits 1.1 and 4.1, respectively, to this report on Form 6-K (this “Report”), and the description of the material terms of the Underwriting Agreement and the Representative’s Warrants are qualified in their entirety by reference to such exhibits.

Other Events

On April 9, 2025, the Company issued a press release announcing the pricing of the Offering. On April 11, 2025, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively.

The Company has adopted its Amended and Restated Memorandum and Articles of Association which became effective immediately prior to the completion of the Offering. A copy of the Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of April 9, 2025, by and among the Company, the Selling Shareholders, and Eddid Securities USA Inc. (as representative of the underwriters named therein).
3.1	Amended and Restated Memorandum and Articles of Association of the Company.
4.1	Representative’s Warrants, dated as of April 11, 2025.
99.1	Press Release dated April 9, 2025, announcing the pricing of the Company’s IPO.
99.2	Press Release dated April 11, 2025, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2025	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

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